Mail Stop 4561

December 28, 2007

T. Michael Ansley
21751 W. Eleven Mile Road
Suite 208
Southfield, MI 48076

> **Re:**   **Diversified Restaurants Inc**
> **Form SB-2/A**
> **Filed October 23, 2007**
> **File No. 333-145316**

Dear Mr. Ansley:

We have reviewed your response letter dated December 13, 2007, and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Form SB-2/A

General

1.   Please update your financial statements and related notes in accordance with Item 310(g) of Regulation S-B.

Independent Auditors' Report, page 48

2.   Please have the auditors sign their report and indicate the city and state where issued. See Item 302 of Regulation S-T.

Note 1 – Business and Summary of Significant Accounting Policies, page 38

Accounts Receivable – Related Party, page 39

3.   We have read and considered your response to comment three. It appears from disclosures on pages 24 and 25 that amounts included in construction of new stores in process relate to construction that began after the balance sheet date. In the interest of clarity, please disclose in your footnotes the nature of the amounts included in construction in process, and your accounting policy relating to these costs.

Related Party Transactions, page 43

4.   We have read and considered your response to comment four. Please revise your disclosure in accordance with paragraph 13 of FIN 45 to describe the events or circumstances that would require the company to perform under the guarantee, quantify the maximum potential amount of future payments of the company, and disclose the current carrying amount of the liability, if any, for the company's obligations under the guarantee. Also, explain how you considered paragraph 9 of FIN 45 in determining the initial recognition and measurement of this guarantee.

Consolidated Financial Statements for the period ended December 31, 2006 and 2005

Principles of Consolidation, page 47

5.   We have read and considered your response to comment six relating to the accounting for the minority interest under FTB 85-5. Please explain to us in detail how you determined the fair value of the net assets acquired which appears to approximate its historical carrying value, and revise your disclosure accordingly.

Independent Auditors' Report on Supplemental Information, page 59

6.   Please explain your basis for including this report.

*   *   *   *

As appropriate, please amend your registration statement and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant